SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (the "Act")


                        Classic Communications, Inc.
        ------------------------------------------------------------
                              (Name of Issuer)

           Class A Voting Common Stock, $0.01 par value per share
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                182728-20-4
        ------------------------------------------------------------
                               (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     (   )  Rule 13d-1(b)

     ( X )  Rule 13d-1(c)

     (   )  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Steven E. Seach

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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)  ( )
                                                                (b)  ( )

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     (3)  SEC USE ONLY

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     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.

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                           (5)    SOLE VOTING POWER
           NUMBER OF                  438,247
            SHARES         ---------------------------------------------------
         BENEFICIALLY      (6)    SHARED VOTING POWER
           OWNED BY                     0
             EACH          ---------------------------------------------------
           REPORTING       (7)    SOLE DISPOSITIVE POWER
            PERSON                    438,247
             WITH          ---------------------------------------------------
                           (8)    SHARED DISPOSITIVE POWER
                                        0

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     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  438,247

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     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                           ( )

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     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 5.1% (See response to Item 4).

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     (12) TYPE OF REPORTING PERSON*

                  IN

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      Item 1(a).  Name of Issuer:

                  Classic Communications, Inc.

      Item 1(b).  Address of Issuer's Principal Executive Offices:

                  515 Congress Avenue, Suite 2626
                  Austin, Texas  78701

      Item 2(a).  Name of Person Filing:  Steven E. Seach

      Item 2(b).  Address of Principal Business Office or, if None, Residence:
                  c/o   Classic Communications, Inc.
                        515 Congress Avenue, Suite 2626
                        Austin, Texas 78701

      Item 2(c).  Citizenship:U.S.

      Item 2(d).  Title of Class of Securities:

                  Class A Voting Common Stock, $0.01 par value per share ("Common Stock")

      Item 2(e).  CUSIP Number:

                  182728-20-4

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the Act;

                  (b)   [ ] Bank as defined in Section 3(a)(6) of the Act;

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

                  (d)   [ ] Investment Company registered under
                        Section 8 of the Investment Company Act;

                  (e)   [ ] Investment Adviser registered under
                        Section 203 of the Investment Advisers Act of
                        1940;

                  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

                  (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

                  (h)   [ ] A savings associations as defined in
                        Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                        1813);

                        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
                              Act of 1940 (15 U.S.C. 80a-3);

                        (i)   [ ] Group, in accordance with Rule 13d-
                              1(b)(1)(ii)(H).

      Item 4.     Ownership.

                  (a)   Amount beneficially owned:  438,247

                  The Reporting Person beneficially owns 438,247 shares of Class B common stock, which is convertible to shares of Class A common stock, as follows: 244,862 shares currently held, and 193,385 shares issuable upon exercise of options which will have become vested within 60 days of this filing. The Reporting Person has been granted two options. The first option, in the amount of 279,874 shares, began to vest at the rate of 1/36 per month on August 28, 1999. Further, upon the closing of the Issuer's initial public offering on December 13, 1999, 139,937 additional shares vested. The remaining shares will vest in equal monthly installments over the remaining 32 months beginning December 28, 1999. The second option, in the amount of 279,874 shares, began to vest at the rate of 1/36 per month upon the closing of the Issuer's initial public offering on December 13, 1999.

                  Class B common stock is entitled to ten votes per share, whereas Class A common stock is entitled to one vote per share.

                  (b)   Percent of class:  5.1%

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:
                              438,247

                        (ii)  Shared power to vote or to direct the vote:
                              0

                        (iii) Sole power to dispose or to direct the
                              disposition of:  438,247

                        (iv) Shared power to dispose or to direct the disposition of: 0

      Item 5.     Ownership of Five Percent or Less of a Class.

                    N/A

      Item 6.     Ownership of More than Five Percent on Behalf of Another
                  Person.

                        N/A

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                        N/A

      Item 8.     Identification and Classification of Members of the Group.

                        N/A

      Item 9.     Notice of Dissolution of Group.

                        N/A

      Item 10.    Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                     -----------------------------------
                                           December 22, 1999



                                           /s/ Steven E. Seach
                                     -----------------------------------
                                              Signature



                                     -----------------------------------
                                        Name:  Steven E. Seach
                                        Title: President and Chief Financial
                                               Officer of Classic
                                               Communications, Inc.